--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                ----------------

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)

                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                                ----------------

                              U.S. CAN CORPORATION
                                (Name of Issuer)
                                ----------------

                              U.S. CAN CORPORATION
                      PAC PACKAGING ACQUISITION CORPORATION
                                 CITIGROUP INC.
                            SALOMON SMITH BARNEY INC.
                                  SALCORP LTD.
                               BARCEL CORPORATION
                          SCARSDALE COMPANY N.V., INC.
                        WINDSOR INTERNATIONAL CORPORATION
                            ATLAS WORLD CARRIERS S.A.
                      THE WORLD FINANCIAL CORPORATION S.A.
                                  PAUL W. JONES
                                  RICARDO POMA
                               FRANCISCO A. SOLER
                       (Name of Persons Filing Statement)
                                ----------------

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)
                                ----------------

                                   90328W-10-5
                      (CUSIP Number of Class of Securities)
                                ----------------

                                  Paul W. Jones
                      Pac Packaging Acquisition Corporation
                               900 Commerce Drive
                               Oak Brook, IL 60523
                                 (630) 571-2500

          (Name, Address, and Telephone Numbers of Person Authorized to
           Receive Notices and Communications on Behalf of the Persons
                                Filing Statement)
                                 ---------------

                                 With copies to:

                               Frederick B. Thomas
                                James T. Lidbury
                              Mayer, Brown & Platt
                            190 South LaSalle Street
                                Chicago, IL 60603
                                 (312) 782-0600

                                 David C. Chapin
                                 Ropes and Gray
                             One International Place
                                Boston, MA 02110
                                 (617) 951-7000

                             Charles W. Mulaney, Jr.
                                  Brian W. Duwe
                 Skadden, Arps, Slate, Meagher & Flom (Illinois)
                              333 West Wacker Drive
                                   Suite 2100
                                Chicago, IL 60606
                                 (312) 407-0700

This statement is filed in connection with (check the appropriate box):
a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c.   [ ] A tender offer.
d.   [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

Calculation of Filing Fee
Transaction Valuation*                   Amount of Filing Fee
$276,332,150                             $55,267

* For purposes of calculating the filing fee only. The transaction valuation was determined by adding (a) the product of (i) the 13,454,269 shares of common stock, par value $0.01 per share, of U.S. Can Corporation ("Common Stock") that are proposed to be retired in the merger and (ii) the merger consideration of $20 per share of Common Stock, plus (b) $7,246,770 expected to be paid upon cancellation of outstanding options (the "Total Consideration").

The payment of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the Total Consideration.

[X]Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $55,267
Filing Party: U.S. Can Corporation

Form or Registration No.: Schedule 14A
Date Filed: June 30, 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by (1) U.S. Can Corporation, a Delaware corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction ("U.S. Can"), (2) Pac Packaging Acquisition Corporation, a Delaware corporation ("Pac"), (3) Citigroup Inc., a Delaware corporation, (4) Salomon Smith Barney Inc., a Delaware corporation, (5) Salcorp Ltd., a British Virgin Islands corporation, (6) Barcel Corporation, a British Virgin Islands corporation, (7) Scarsdale Company N.V., Inc., a Bahamas corporation, (8) Windsor International Corporation, a British Virgin Islands corporation, (9) Atlas World Carriers S.A., a Panama corporation, (10) the World Financial Corporation S.A., a Panama corporation, (11) Paul W. Jones, (12) Ricardo Poma, and (13) Francisco A. Soler. This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of June 1, 2000, as amended by the First Amendment to Agreement and Plan of Merger dated as of June 28, 2000 (the "Merger Agreement"), between U.S. Can and Pac.

     Concurrently with the filing of this Schedule 13E-3, U.S. Can is filing with the Securities and Exchange Commission a proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of stockholders of U.S. Can at which the stockholders of U.S. Can will consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement and the merger transaction contemplated thereby. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

     The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

     The information contained in this Schedule 13E-3 and/or the Proxy Statement concerning U.S. Can was supplied by U.S. Can and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 and/or the Proxy Statement concerning each filing person other than U.S. Can was supplied by each such filing person and no other filing person, including U.S. Can, takes responsibility for the accuracy of any information not supplied by such filing person.

Item 1. Summary Term Sheet.

Item 1001

     The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet" and "Questions and Answers About the Recapitalization" is incorporated herein by reference.

Item 2. Subject Company Information.

Item 1002

(a) The information contained in the sections of the Proxy Statement entitled "Summary--The Companies" and "Business of U.S. Can" is incorporated herein by reference.

(b) The information contained in the section of the Proxy Statement entitled "The Meeting" is incorporated herein by reference.

(c)-(d) The information contained in the section of the Proxy Statement entitled "Market Prices and Dividend Information" is incorporated herein by reference.

(e)     Not applicable.

(f) The information contained in the section of the Proxy Statement entitled "Transactions in Shares of Common Stock by Certain Persons" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Item 1003

(a) The information contained in the sections of the Proxy Statement entitled "Summary--The Companies", and "Information About Certain Persons Who Will Own U.S. Can Capital Stock After The Recapitalization and Their Affiliates" is incorporated herein by reference.

(b) The information contained in the section of the Proxy Statement entitled "Summary--The Companies", "Business of U.S. Can" and "Information About Certain Persons Who Will Own U.S.

Can Capital Stock After The Recapitalization and Their Affiliates" is incorporated herein by reference.


(c) The information contained in the sections of the Proxy Statement entitled "Summary--The Companies" and "Information About Certain Persons Who Will Own U.S. Can Capital Stock After The Recapitalization and Their Affiliates" is incorporated herein by reference. Unless otherwise disclosed in the Proxy Statement, none of the persons specified in Item 1003(c) of Regulation M-A have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). Unless otherwise disclosed in the Proxy Statement, none of the persons specified in Item 1003(c) was a party to any judicial or administrative proceeding during the past five years (except matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction.

Item 1004

(a)(1) Not applicable.

(a)(2) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Questions and Answers About the
Recapitalization", "Summary," "Special Factors" and "The Merger Agreement" is incorporated herein by reference.

(c) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Questions and Answers About the
Recapitalization", "Special Factors--Effects of the Recapitalization" and "Special Factors--Interests of Directors and Officers in the Recapitalization that are Different From Your Interests" is incorporated herein by reference.

(d) The information contained in the section of the Proxy Statement entitled "Special Factors--Rights of Dissenting Stockholders" and in Appendix C to the Proxy Statement, Section 262 of the Delaware General Corporation Law, is incorporated herein by reference.

(e) The information contained in the section of the Proxy Statement entitled "Special Factors--Provisions for Unaffiliated Security Holders" is incorporated herein by reference.

(f)     Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 1005

(a) The information contained in the section of the Proxy Statement entitled "Special Factors--Interests of Directors and Officers in the Recapitalization that are Different From Your Interests" and "Transactions in Shares of Common Stock by Certain Persons" is incorporated herein by reference.

(b) The information contained in the section of the Proxy Statement entitled "Special Factors--Interests of Directors and Officers in the Recapitalization that are Different From Your Interests" and "Transactions in Shares of Common Stock by Certain Persons" is incorporated herein by reference.

(c) The information contained in the sections of the Proxy Statement entitled "Special Factors--Background of the Recapitalization" is incorporated herein by reference.

(e) The information contained in the sections of the Proxy Statement entitled "Special Factors--Interest of Directors and Officers in the Recapitalization that are Different From Your Interests" and "The Merger Agreement" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 1006

(b) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Summary", "Special Factors" and "The Merger Agreement--Effect of the Merger on Capital Stock and Stock Options of U.S. Can and Pac" is incorporated herein by reference.

(c) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Summary", "Special Factors" and "The Merger Agreement--Effect of the Merger on Capital Stock" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

Item 1013

(a)-(d) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Summary", "Special Factors" and "The Merger Agreement--Effect of the Merger on Capital Stock and Stock Options of U.S. Can and Pac" is incorporated herein by reference.

Item 8. Fairness of the Transaction.

Item 1014

(a), (b) The information contained in the sections of the Proxy Statement entitled "Special Factors-- Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors" and "Special Factors--Position of Pac and the Rollover Stockholders as to the Fairness of the Recapitalization" is incorporated herein by reference.

(c) The information contained in the section of the Proxy Statement entitled "Summary--Vote Required" and "The Meeting" is incorporated herein by reference.

(d) The information contained in the sections of the Proxy Statement entitled "Special Factors--Background of the Recapitalization", "The Recapitalization--Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors" and "Special Factors--Opinion of the Special Committee's Investment Banker" is incorporated herein by reference.

(e) The information contained in the sections of the Proxy Statement entitled "Reasons for the Merger; Special Factors--Background of the Recapitalization", "Special Factors--Recommendation of the Special Committee and the Board of Directors" and "Special Factors--Opinion of the Special Committee's Investment Banker" is incorporated herein by reference.

(f)      Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

Item 1015

(a)-(c) The information contained in the sections of the Proxy Statement entitled "Special Factors--Opinion of the Special Committee's Investment Banker" and "Special Factors--Salomon Smith Barney's Presentation on behalf of Pac to the Special Committee's Investment Banker" and in Annex B to the Proxy Statement is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

Item 1007

(a), (b) The information contained in the section of the Proxy Statement entitled "Special Factors--Financing of the Recapitalization" is incorporated herein by reference.

(c) The information contained in the sections of the Proxy Statement entitled "Special Factors--Estimated Fees and Expenses of the Recapitalization" and "The Merger Agreement--Expenses" is incorporated herein by reference.

(d) The information contained in the sections of the Proxy Statement entitled "Special Factors--Financing of the Recapitalization" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

Item 1008

(a), (b) The information contained in the section of the Proxy Statement entitled "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

Item 1012

(d) The information contained in the sections of the Proxy Statement entitled "Special Factors--Position of Pac and the Rollover Stockholders as to Fairness of the Recapitalization" is incorporated herein by reference.

(e) The information contained in the sections of the Proxy Statement entitled "Special Factors" is incorporated herein by reference.

Item 13. Financial Statements.

Item 1010

(a) The information contained in the sections of the Proxy Statement entitled "Summary--Selected Historical Financial Information of U.S. Can", "Summary--Summary Consolidated Historical Pro Forma Financial Information" and "Unaudited Pro Forma Condensed Consolidated Financial Statements", and the information contained in U.S. Can's Consolidated Financial Statements on pages 17 through 46 of U.S. Can's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 filed with the SEC on March 30, 2000 and pages 1 through 19 of U.S. Can's Quarterly Report on Form 10-Q for the quarter ended April 2, 2000 filed with the SEC on May 17, 2000 is incorporated herein by reference.

(b)    Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009

(a), (b) The information contained in the section of the Proxy Statement entitled "The Meeting--Giving and Revoking Your Proxy; Solicitation" is incorporated herein by reference.

Item 15. Additional Information.

Item 1011

(b) The information contained in the Proxy Statement, including all appendixes thereto, is incorporated herein by reference.

Item 16. Exhibits.

Item 1016

(a)(1) Preliminary Proxy Statement filed with the Securities and Exchange Commission on June 30, 2000.

(a)(2) Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.***

(a)(3) Press Release dated June 1, 2000.**

(b)    None.

(c)(1) Opinion of Lazard Freres & Co. LLC attached as Annex B to the Proxy Statement.*

(c)(2) Financial analysis presentation materials, dated June 1, 2000, prepared by Lazard Freres & Co. LLC

(c)(3)   Presentation materials dated May 26, 2000 of Salomon Smith Barney Inc.

(c)(4) Commitment Letter to Pac Packaging Acquisition Corporation dated May 23, 2000 from Berkshire Partners LLC regarding the provision of up to $170 million in equity financing.

(c)(5) Commitment Letter to Pac Packaging Acquisition Corporation and Berkshire Partners LLC dated June 1, 2000 from Bank of America, N.A., Banc of America Securities LLC, Citicorp North America, Inc. and Salomon Smith Barney Inc. regarding the provision of up to $450 million in senior secured financing.***

(c)(6) Commitment Letter to Pac Packaging Acquisition Corporation and Berkshire Partners LLC dated June 1, 2000 from Bank of America Bridge LLC, Citicorp North America, Inc. and Salomon Smith Barney Inc. regarding the provision of up to $150 million in interim financing.***

(c)(7) Engagement Letter to Pac Packaging Acquisition Corporation and Berkshire Partners LLC dated June 1, 2000 from Salomon Smith Barney Inc. and Banc of America Securities LLC regarding the placement of up to $150 million of senior subordinated notes.***

(d)(1) Agreement and Plan of Merger, dated as of June 1, 2000, between U.S. Can Corporation and Pac Packaging Acquisition Corporation. **

(d)(2) First Amendment to Agreement and Plan of Merger dated as of June 28, 2000, by and between U.S. Can Corporation and Pac Packaging Acquisition Corporation.

(f) Section 262 of the Delaware General Corporation Law, attached as Annex C to the Proxy Statement.*

(g)      None.
----------
* Incorporated by reference to the Proxy Statement filed by U.S. Can on June 30, 2000.

** Incorporated by reference to the Current Report on Form 8-K filed by U.S. Can on June 15, 2000.

*** To be filed by amendment.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2000


U.S. CAN CORPORATION


By: /s/ Paul W. Jones
    ------------------------
Name:   Paul W. Jones
Title:  Chairman and Chief Executive Officer

PAC PACKAGING ACQUISITION CORPORATION


By: /s/ Richard K. Lubin
    ------------------------
Name:   Richard K. Lubin
Title:  Senior Vice President

CITIGROUP INC.


By: /s/ Joseph B. Wollard
    ------------------------
Name:   Joseph B. Wollard
Title:  Assistant Secretary

SALOMON SMITH BARNEY INC.


By: /s/ Howard Darmstadter
    ------------------------
Name:   Howard Darmstadter
Title:  Assistant Secretary

SALCORP LTD.


By: /s/ Ricardo Poma
    ------------------
Name: Ricardo Poma
Title: President

BARCEL CORPORATION


By: /s/ Lloydtru Limited
    -----------------------
Name: Lloydtru Limited
Title: Director

SCARSDALE COMPANY N.V., INC.


By: /s/ Francisco A. Soler
   -----------------------
Name:  Francisco A. Soler
Title: President

WINDSOR INTERNATIONAL CORPORATION


By: /s/ Francisco A. Soler
   -----------------------
Name:  Francisco A. Soler
Title: President

ATLAS WORLD CARRIERS S.A.


By: /s/ Francisco A. Soler
   -----------------------
Name:  Francisco A. Soler
Title: President

THE WORLD FINANCIAL CORPORATION S.A.


By: /s/ Francisco A. Soler
   -----------------------
Name:  Francisco A. Soler
Title: President



/s/ Paul W. Jones
-------------------------
PAUL W. JONES


/s/ Ricardo Poma
-------------------------
RICARDO POMA


/s/ Francisco A. Soler
-------------------------
FRANCISCO A. SOLER

                                  EXHIBIT INDEX

 Exhibit
   No.                                       Description
 -------                                     -----------
(a)(1)            Preliminary Proxy Statement filed with the Securities and
                  Exchange Commission on June 30, 2000.

(a)(2)            Form of Proxy Card, filed with the Securities and Exchange
                  Commission along with the Proxy Statement.***

(a)(3)            Press Release dated June 1, 2000.**

(b)               None.

(c)(1)            Opinion of Lazard Freres & Co. LLC  attached as Annex B to the
                  Proxy Statement.*

(c)(2) Financial analysis presentation materials, dated June 1, 2000, prepared by Lazard Freres & Co. LLC

(c)(3)            Presentation materials dated May 26, 2000 of Salomon Smith
                  Barney Inc.

(c)(4) Commitment Letter to Pac Packaging Acquisition Corporation dated May 23, 2000 from Berkshire Partners LLC regarding the provision of up to $170 million in equity financing.

(c)(5) Commitment Letter to Pac Packaging Acquisition Corporation and Berkshire Partners LLC dated June 1, 2000 from Bank of
                  America, N.A., Banc of America Securities LLC, Citicorp North
                  America, Inc. and Salomon Smith Barney Inc. regarding the provision of up to $450 million in senior secured financing.***

(c)(6)            Commitment Letter to Pac Packaging Acquisition Corporation and
                  Berkshire Partners LLC dated June 1, 2000 from Bank of America
                  Bridge LLC, Citicorp North America, Inc. and Salomon Smith
                  Barney Inc. regarding the provision of up to $150 million in interim financing.***

(c)(7)            Engagement Letter to Pac Packaging Acquisition Corporation and
                  Berkshire Partners LLC dated June 1, 2000 from Salomon Smith
                  Barney Inc. and Banc of America Securities LLC regarding the placement of up to $150 million of senior subordinated notes.***

(d)(1) Agreement and Plan of Merger, dated as of June 1, 2000, between U.S. Can Corporation and Pac Packaging Acquisition
                  Corporation.**

(d)(2) First Amendment to Agreement and Plan of Merger dated as of June 28, 2000, by and between U.S. Can Corporation and Pac
                  Packaging Acquisition Corporation.

(f) Section 262 of the Delaware General Corporation Law, attached as Annex C to the Proxy Statement.*

(g)               None.


----------
* Incorporated by reference to the Proxy Statement filed by U.S. Can on June 30, 2000.

** Incorporated by reference to the Current Report on Form 8-K filed by U.S. Can on June 15, 2000.

*** To be filed by amendment.